Exhibit 4

DMS Group LLC	May the 28th, 2011
Attn: Mr. Dragan Popovich
Dear Sirs:
     We refer to the Stake Transfer Agreement, dated as of January 24, 2011, between DMS Group LLC for power engineering Novi Sad (“DMS”) and Telvent Energia S.A. (“TE”) pursuant to which DMS sold to TE (the “Stake Transfer”) 8% of the share capital of Telvent DMS LLC for power engineering Novi Sad (the “Company”).
     Pursuant to the Stake Transfer Agreement, DMS has the option to buy-back (the “Buy-Back Right”) 8% of the total capital of the Company in the event that 89% or more of the shares of Telvent GIT, S.A. (“Telvent”) is acquired by any entity other than Abengoa S.A. within five years from the closing of the Stake Transfer.
     As we have discussed, Telvent is currently in discussions with Schneider Electric S.A. (“SE”) regarding a proposed transaction which may result in the acquisition by SE of 89% or more of the shares of Telvent. This letter confirms our understanding and your agreement that DMS would not exercise its Buy-Back Right in the event that SE acquires 89% or more of the shares of Telvent, in the understanding that:
•	SE and DMS will agree to make additional capital contributions to the Company so as to increase the amount to be invested in R&D for the years 2011, 2012, 2013 and 2014 and in the range of EUR 37 to EUR 40 millions (this amount includes the EUR 24 millions already committed in the R&D plan). SE and DMS will jointly determine the final amount and the appropriate levels and timing for such spending over the four years.

•	DMS will receive a compensation of €5 million in consideration for its commitment of DMS not to exercise its Buy-Back Right.

     TE and DMS are in the process of reorganizing the electrical business around a more compact unit to increase focus on Smart Grid IT and DMS business under the leadership of Dragan Popovic. This should be considered in the integration of TE and the Company with SE.
     We also confirm that all other terms and conditions of the Agreement and the other agreements between TE (or its affiliates) and DMS with respect to the Company remain unchanged.

Telvent Energia S.A.
By:	/s/ Ignacio Gonzalez
Title: C.E.O.

Accepted and Agreed
DMS Group LLC for
power engineering Novi Sad

By:	/s/ Dragan Popovic Title: C.E.O.